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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-1)
(Amendment No. 4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JEFFERSON SMURFIT GROUP PLC
(Name of Subject Company (Issuer))

MDCP ACQUISITIONS I
MDP ACQUISITIONS PLC
MDCP ACQUISITIONS PLC
MDCP IV GLOBAL INVESTMENTS LP
MDP IV GLOBAL GP, LP
MDP GLOBAL INVESTORS LIMITED
MADISON DEARBORN PARTNERS, L.L.C.
(Names of Filing Persons (Offerors))

American Depositary Shares, each representing ten Ordinary Shares of euro 0.30 each Ordinary Shares of euro 0.30 each (Title of Class of Securities)	47508W 10 7 (CUSIP Number of Class of Securities)

Samuel M. Mencoff
c/o Madison Dearborn Partners, Inc.
Three First National Plaza
Suite 3800
Chicago, Illinois 60602
Telephone: (312) 895-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive, Suite 5400
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,426,125,694	$223,204

*
Calculated solely for purposes of determining the filing fee. This amount assumes 1,143,988,803 Ordinary Shares, including Ordinary Shares represented by American Depositary Shares, will be tendered pursuant to the offer and using a euro/ US$ exchange rate of euro 1: $0.9864 (the exchange rate on July 2, 2002).
**
Calculated as .000092 of the transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$223,204	Filing party:	MDCP Acquisitions I, et. al.
Form or Registration No.:	Schedule TO	Date Filed:	July 5, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒  Third-party tender offer subject to Rule 14d-1.
  ☐  Issuer tender offer subject to Rule 13e-4.
  ☒  Going-private transaction subject to Rule 13e-3.
  ☐  Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

        This Amendment No. 4 to Tender Offer Statement (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "Commission") on July 5, 2002, by MDCP Acquisitions I, an unlimited company incorporated under the laws of Ireland (the "Purchaser"), formed by Madison Dearborn Partners, L.L.C. ("MDP"), as amended by Amendment No. 1 to Schedule TO filed with the Commission on July 16, 2002, Amendment No. 2 filed with the Commission on July 18, 2002 and Amendment No. 3 filed with the Commission on July 19, 2002 (the "Schedule TO"), relating to the offer ("Offer") by Purchaser to purchase all issued and to be issued: (i) Ordinary Shares of euro 0.30 each ("JSG Shares") and (ii) American Depositary Shares, each representing 10 JSG Shares ("JSG ADSs") of Jefferson Smurfit Group plc, a public limited company incorporated under the laws of Ireland ("JSG"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2002 (the "Offer Document") and the related Acceptance Documents (as defined in the Offer Document). Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer Document.

        The information in the Schedule TO is hereby expressly incorporated herein by reference, except as otherwise set forth below.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The discussion set forth in "Appendix I Special Factors—Persons retained, employed, compensated or used" of the Offer Document is hereby supplemented by adding the following sentence as the last sentence to the final paragraph on page 66 of the Offer Document:

        MDP has agreed to pay Deutsche Bank a fee of €10.0 million if the Offer or similar transaction undertaken by MDP is completed and, subject to certain limitations, to reimburse Deutsche Bank for its reasonable expenses.

Item 10.    Financial Statements.

        The discussion set forth in "Appendix I Special Factors—Certain information concerning JSG" of the Offer Document is hereby amended and supplemented by adding the following information to page 54 of the Offer Document immediately following the table set forth thereon:

        Reconciliation of Irish GAAP to U.S. GAAP.    Set forth below is a reconciliation of Irish GAAP to U.S. GAAP for those items listed below. More comprehensive information, including a description of the significant differences between Irish GAAP and U.S. GAAP, is included in Note 37 of the Notes to JSG's Consolidated Financial Statements contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2001, which is incorporated by reference in this Schedule TO. Copies of such report may be examined at or obtained from the SEC in the manner set forth below.

	Year Ended December 31,
	2000	2001
	(in € millions, except per share amounts)
Amounts in accordance with U.S. GAAP
Operating Data:
Net income	€247	€152
Net income per ordinary share after exceptional items:
Basic	22.7c	14.0c
Diluted	22.6c	13.8c
Net income per ordinary share before exceptional items:
Basic	22.3c	14.7c
Diluted	22.2c	14.5c
Balance Sheet Data (at end of period):
Shareholders' equity	€2,608	€2,686

        Available Information JSG is subject to the information and reporting requirements of the Exchange Act as a "foreign private issuer" and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Such reports, and any other information should be available for inspection at the public reference room at the SEC's office located at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information about issuers, such as JSG, who file reports with the SEC. The address of that site is http://www.sec.gov.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        The discussion set forth in "Appendix I Special Factors—Certain projections prepared by JSG's management" of the Offer Document is hereby amended and supplemented by deleting in their entirety the carry-over paragraph beginning on page 51 of the Offer Document and the first full paragraph on page 52 of the Offer Document and replacing them to read as follows:

        Projections of this type are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond JSG's control. Accordingly, there can be no assurance that the projected results would be realised or that actual results would not be significantly higher or lower than those projected. In addition, the projections were prepared solely for internal purposes and were not prepared with a view for public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections and forecasts and are included in the Offer Document only because such information was furnished to MDP. In particular, the financial projections have not been prepared, audited on or reported on in the manner required in Ireland under the Irish Takeover Rules for profit forecasts and are not of, and are not intended to be of, that character. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future operating results and this information should not be relied upon as such. None of MDP, MDCP Acquisitions, JSG or their respective financial or accounting advisors accept any responsibility under the Irish Takeover Rules for such projections, or the basis or assumptions on which they were prepared or the context in which they appear. The projections are based upon a variety of assumptions relating to the businesses of JSG which may not be realised, and are subject to significant uncertainties and contingencies, many of which are beyond the control of management. The projected financial information was never presented to, or approved by JSG's Board and has not been examined, compiled or otherwise had agreed-upon procedures applied to them by Ernst & Young, JSG's auditors. These projections were not intended to be a forecast of profits by JSG and JSG Securityholders should not rely upon any such projections as forecasts of profits under the Irish Takeover Rules in making any decisions regarding the Offer.

        JSG Securityholders should not rely upon these projections as profit forecasts under the Irish Takeover Rules in making any decision about their investment in JSG or whether to accept or reject the Offer. Projections such as these projections are forward looking statements that are necessarily speculative in nature and one or more of the assumptions or estimates which form the basis of the projections may prove to be materially inaccurate or incorrect or significantly different from actual conditions. This effect will increase as the financial projections cover longer periods of time.

Item 13.    Information Required by Schedule 13E-3.

Item 8.    Fairness of the Transaction.

        The discussion set forth in "Appendix I Special Factors—Recommendation of the Independent Directors; reasons for the Offer; fairness of the Offer" of the Offer Document is hereby amended and supplemented by adding to the end thereof the following:

        Pursuant to the Irish Takeover Rules, any director with a conflict of interest must be excluded from the formulation and communication of advice to shareholders. Accordingly, the fairness determination of the Independent Directors with respect to the MDP Proposal constitutes the fairness determination of JSG.

        The discussion set forth in "Appendix I Special Factors—Position of the Management Investors as to the fairness of the Offer" of the Offer Documents is hereby amended and supplement by deleting the fourth paragraph on page 41 of the Offer Document and replacing it as follows:

        In compliance with their obligations under applicable SEC regulations, the Management Investors believe that the Offer is substantively fair to unaffiliated JSG Securityholders for the reasons given by Mr. Rafferty on behalf of the Independent Directors, which are expressly adopted by the Management Investors for this purpose. In addition, the Management Investors believe that the Offer is procedurally fair to unaffiliated JSG Securityholders for the same reasons stated by the Independent Directors in negotiating the terms of the Offer as described in paragraph 2 of this Appendix I, which are also expressly adopted by the Management Investors for this purpose. The Management Investors do not believe that it is possible to assign specific relative weights to the foregoing reasons in reaching their opinions.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Dated: July 25, 2002	MDCP ACQUISITIONS I
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDCP IV GLOBAL INVESTMENTS LP
	By:	MDP IV Global GP, LP
	Its:	General Partner
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP IV GLOBAL GP, LP
	By:	MDP Global Investors Limited
	Its:	General Partner
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MDP GLOBAL INVESTORS LIMITED
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Director
MADISON DEARBORN PARTNERS, L.L.C
	By:	/s/ THOMAS S. SOULELES Name: Thomas S. Souleles Its: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description
99(a)(1)	Offer Document dated July 5, 2002.
99(a)(2)	Form of Letter of Transmittal.
99(a)(3)	Form of Acceptance and Authority.
99(a)(4)	Form of Notice of Guaranteed Delivery.
99(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(6)	Form of Letter to Clients for use by Commercial Banks, Trust Companies and Other Nominees.
99(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(8)	Irish press announcement dated June 17, 2002 regarding pre-conditional offer to purchase (incorporated by reference to Exhibit (a)(5)(A) of the filing persons' Schedule TO-C dated July 17, 2002).
99(a)(9)	Irish press announcement dated June 17, 2002 regarding offer to purchase (incorporated by reference to Exhibit (a)(5)(B) to the filing person's Schedule TO-C dated July 17, 2002).
99(a)(10)	Summary U.S. Advertisement dated July 5, 2002.
99(a)(11)	Summary Irish Advertisement dated July 5, 2002.
99(a)(12)	Irish and United Kingdom press release dated July 5, 2002 regarding posting of the Offer Document.
99(a)(13)	Press release dated July 14, 2002 issued by JSG regarding status of prior approach from unaffiliated financial party.
99(a)(14)	Explanatory leaflet dated July 18, 2002 to JSG Shareholders.
99(a)(15)	Press release dated July 19, 2002 issued by JSG regarding Institutional Shareholder Services recommendation.
99(b)(1)	Loan agreements (to be filed by amendment upon completion).
99(c)(1)	Report dated May 30, 2002 prepared for Madison Dearborn Partners by Jaakko Poyry Consulting regarding the European containerboard industry.*
99(c)(2)	Presentation by UBS Warburg and IBI Corporate Finance to JSG's Independent Directors, dated June 16, 2002.
99(d)(1)	Transaction Agreement dated June 17, 2002 by and between JSG and Purchaser (incorporated by reference to exhibit 2.1 to the Schedule 13D/A filed by Smurfit International, B.V. on June 17, 2002).
99(d)(2)	Equity Commitment Letter dated June 17, 2002, by and among Purchaser, Madison Dearborn Capital Partners, L.L.C. and Madison Dearborn Capital Partners IV, L.P.
99(d)(3)
Letter Agreement dated May 7, 2002 by and between Jefferson Smurfit Group plc and Madison Dearborn Capital Partners IV, L.P regarding expense reimbursement and non-solicitation ("Expense Reimbursement Agreement").
99(d)(4)	Amendment dated June 17, 2002 to Expense Reimbursement Agreement.
*
Certain portions of this document have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed with the Commission separately on the date hereof.

Exhibit Number	Description
99(d)(5)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Management Investors, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit C to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(6)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of Peter Alan Smurfit, Dermot F. Smurfit, James O. Dwyer and Mary Redmond, including certain corporate entities controlled by such persons (incorporated by reference to Exhibit D to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(7)	Form of Irrevocable Undertaking by and between MDCP Acquisitions I and each of the Independent Directors (incorporated by reference to Exhibit E to the filing persons' Schedule 13D filed June 20, 2002).
99(d)(8)	Agreement and Commitment dated June 17, 2002 by and between Purchaser and Jefferson Smurfit Group plc regarding continuation of director and officer liability insurance.
99(d)(9)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Dr. Michael W.J. Smurfit.
99(d)(10)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Gary McGann.
99(d)(11)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Anthony Smurfit.
99(d)(12)	Letter Agreement dated on or about July 4, 2002 between MDCP Acquisitions plc and Ian Curley.
99(d)(13)	Management Equity Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc and each of the Management Investors.
99(d)(14)	Registration Rights Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.
99(d)(15)	Corporate Governance Agreement dated on or about July 4, 2002 among MDCP Acquisitions plc, MDCP IV Global Investments, LP and each of the Management Investors.

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  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 13. Information Required by Schedule 13E-3.
  Item 8. Fairness of the Transaction.
SIGNATURE
INDEX TO EXHIBITS